[redacted]

SECU 14040711 ION

SE... COMMISSION

APR 21 2014

DIVISION OF TRADING & MARKETS

5/7/14

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 35826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE INVESTMENT CENTER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 ROUTE 206 NORTH, SUITE 210
(No. and Street)

BEDMINSTER	NJ	07921
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RALPH J. DEVITO (908) 707-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOREY, NEE, BUCK & OSWALD, LLC
(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIRCLE, SUITE B20	BETHLEHEM	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/7/14

OATH OR AFFIRMATION

I, RALPH J. DEVITO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE INVESTMENT CENTER, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MICHAEL ANTHONY BRUNO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 8/10/2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of ~~Changes in Financial Condition~~ cash flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE INVESTMENT CENTER, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013

TABLE OF CONTENTS

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
The Investment Center, Inc.:

We have audited the accompanying statement of financial condition of The Investment Center, Inc. (a New Jersey S corporation) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Investment Center, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC
Bethlehem, Pennsylvania
February 25, 2014

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
117 West End Avenue • # 210 • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

THE INVESTMENT CENTER, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash and cash equivalents	$ 611,329
Clearing deposits	120,080
Receivable from brokers and dealers	3,169,735
Property and equipment, at cost, less accumulated depreciation	125,605
Due from affiliated companies	9,509
Other assets	730,220
TOTAL ASSETS	$ 4,766,478
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Payable to registered representatives	$ 1,779,870
Securities sold, not yet purchased	751
Accounts payable	62,031
Accrued expenses and other liabilities	490,066
Due to affiliated companies	15,462
Taxes payable	6,510
TOTAL LIABILITIES	2,354,690
STOCKHOLDER'S EQUITY	
Common stock – no par value, 1,000 shares authorized, 962.5 shares issued and outstanding	287,369
Treasury stock, 37.5 shares, at cost	(154,500)
Additional paid in capital	700,100
Retained earnings	1,578,819
	2,411,788
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,766,478

The accompanying notes are an integral part of this statement.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

The Investment Center, Inc. (the "Company") is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of IC Financial, Inc. (the "Parent"). It operates nationwide.

SECURITIES TRANSACTIONS

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Marketable securities are carried at fair value, with changes in value included in the statement of income in the period of change. Fair value is generally determined by quoted market prices. Non-marketable securities are valued at fair value as determined by management.

INCOME TAXES

The Company is a qualified subchapter S subsidiary (QSub) under applicable provisions of the Internal Revenue Code. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Income taxes are the result of certain states where the Company operates.

The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

Taxable years ended December 31, 2010 through present are subject to IRS and other jurisdiction tax examinations

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

RECEIVABLES FROM REGISTERED REPRESENTATIVES

The Company periodically extends credit to its registered representatives in the form of recruiting loans, commission advances and other loans. The decisions to extend credit to registered representatives are generally based on either the registered representatives' credit history, their ability to generate future commissions, or both. Management maintains an allowance for uncollectible accounts using an ageing analysis that takes into account the representatives' registration status and the specific type of receivable. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced. Included in other assets is $ 331,521 of receivables from registered representatives.

DATE OF MANAGEMENT'S REVIEW

Management has evaluated events through February 25, 2014, the date on which the financial statements were available to be issued.

NOTE 2: EQUIPMENT

Depreciation is calculated by the straight line method for financial reporting purposes at rates based on the following estimated useful lives.

	YEARS
Office equipment	5-7
Leasehold Improvements	7

At December 31, 2013:

Office equipment	$1,316,219
Leasehold Improvements	84,656
Accumulated depreciation	(1,275,270)
	$ 125,605

NOTE 3: BENEFIT CONTRIBUTION PLAN

The Company sponsors a 401k profit sharing plan that covers all employees age 18 and over with one year of service. The plan calls for a 100% matching contribution of up to 3% of an eligible participant's compensation, plus 50% of the next 2%. In addition, at its sole discretion, the Company may make a contribution up to the government issued limit of an eligible participant's compensation.

THE INVESTMENT CENTER, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 4: FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

Fair Value Measurements on a Recurring Basis
As of December 31, 2013

	Level 1	*Level 2*	*Level 3*	*Total*
ASSETS				
Cash	$ 611,329	$ -	$ -	$ 611,329
LIABILITIES				
Securities owned, not yet sold	$ 751	$ -	$ -	$ 751

NOTE 5: LEASING ARRANGEMENTS

The Company leases office space under a long-term lease.

Future obligations over the primary terms of the Company's long-term building lease as of December 31, 2013, are:

Year Ending December 31,	Amount
2014	$ 258,990
2015	264,137
2016	269,281
2017	274,427
2018	279,572
2019 and thereafter	770,110
	$ 2,116,517

The aforementioned lease will end on August 31, 2021, with a five year renewal option.

NOTE 6: CREDIT AND MARKET RISK

A clearing broker-dealer carries all of the accounts of the Company and is responsible for the execution, collection of and payments of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet credit risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

At December 31, 2013 cash and cash equivalents were held on deposit at diversified U.S. financial institutions.

Receivable from brokers and dealers represent amounts due from its clearing broker relating to customer securities transactions introduced by the Company.

NOTE 7: RELATED PARTY TRANSACTIONS

At the end of the year, the Company has $ 9,509 due from affiliated companies and owes $ 15,462 to affiliated companies on an open account basis.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company is a defendant in various arbitration proceedings. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2013 the Company had net capital of $ 1,422,886 which was $ 1,172,886 in excess of its required net capital of $ 250,000. The Company's ratio of aggregate indebtedness to net capital was 1.65 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.